EXHIBIT 99.82

Transform Holdco LLC

c/o ESL Investments, Inc.

1170 Kane Concourse, Suite 200

Bay Harbor Islands, FL 33154

(305) 702-2100

December 28, 2018

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, NY 10112

Tel: (212) 632-6479; (212) 632-6418

Attention:  Brandon Aebersold, Managing Director

Levi Quaintance, Vice President

Ladies and Gentlemen,

This letter indicates the terms upon which Transform Holdco LLC (“Buyer”), a newly formed entity controlled by ESL Investments, Inc. (“ESL”), would be prepared to acquire substantially all of the go-forward retail footprint and other assets and component businesses of Sears Holdings Corporation (together with its subsidiaries, “Sears”) as a going concern (the “Going Concern Proposal”). This letter is being submitted in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York (the “Court”) on behalf of the debtors (the “Debtors”) in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 (the “Process Letter”) [Docket No. 862] and the Global Bidding Procedures (the “Bidding Procedures”) set forth in the Global Bidding Procedures Order entered on November 19, 2018 [Docket No. 816].

Sears is an iconic fixture in American retail and we continue to believe in the company’s immense potential to evolve and operate profitably as a going concern with a new capitalization and organizational structure. Our proposed business plan envisages significant strategic initiatives and investments in a right-sized network of large format and small retail stores, digital assets and interdependent operating businesses. We believe that our strategy will enable Sears to prosper in an integrated consumer and retail landscape and view a going concern transaction as essential to providing optimal value to creditors and shareholders.

We believe that a future for Sears as a going concern is the only way to preserve tens of thousands of jobs and bring continued economic benefits to the many communities across the United States that are touched by Sears and Kmart stores. We also believe that our Going Concern Proposal creates the best path for creating the most value for the Debtors’ estates, including creditors who would receive only minimal or no recoveries in a liquidation. We are prepared to move as quickly as possible to finalize and enter into the definitive agreements for the transactions contemplated by this letter. Our proposed Asset Purchase Agreement for the Going Concern Proposal, executed by Buyer, is being separately provided to Debtors’ counsel (the “Asset Purchase Agreement”).

We believe there are significant benefits to preserving and maximizing the relationships between and among Sears’ retail business and its other operating businesses. Purchasing them together enhances the value and potential of each by continuing to build on long-held commercial relationships and supporting the synergies created by shared marketing, manufacturing, technology and administrative teams, to name just a few. Our Going Concern Proposal includes substantially all of the assets of Debtors. To preserve intact as much as possible of Sears’ existing real estate footprint as part of the going concern, we also propose to acquire the equity of non-Debtors SRC O.P., LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC (the “SRC Entities”) outside of the bankruptcy process, for total consideration anticipated to be approximately $592,000,000 as of the closing of such acquisition (inclusive of the purchase price for equity and the assumption of all of the outstanding liabilities of the SRC Entities). Furthermore, our Going Concern Proposal contemplates our acquisition of all of the outstanding KCD IP Notes currently held by non-debtor Sears Reinsurance Company Ltd. (“Sears Re”), which are secured by the intellectual property comprising Kenmore and DieHard. Our proposed consideration for the KCD IP Notes is comprised of the assumption of the protection agreement liabilities currently reinsured by Sears Re. We also would be willing to acquire the underlying Kenmore and DieHard intellectual property directly from non-Debtor KCD IP, LLC for additional cash consideration.

December 28, 2018

1.

Scope of Transaction. As discussed above, Buyer proposes to acquire substantially all of the assets of Debtors pursuant to a sale under section 363 of the U.S. Bankruptcy Code. The purchased assets would include (a) the go-forward retail footprint of approximately 425 stores and related real estate interests (including headquarters and distribution locations) and certain designation rights with regard to additional real estate interests, inventory, infrastructure and material related contracts and (b) Sears Auto Centers, Shop Your Way, Monark, Innovel, Sears Home Services (including the PartsDirect business unit), material related contracts and the KCD IP Notes. Based on information provided by the Debtors, the Going Concern Proposal is based on the purchased assets including Sears’ retail inventory and credit card and pharmacy receivables with a book value of no less than approximately $1.7 billion.

As part of the transaction contemplated herein, Buyer expects to provide offers of ongoing employment to up to 50,000 Sears employees, depending on any further actions Sears may take between now and closing. Buyer also expects to reinstate the prepetition Sears severance program for the benefit of all eligible employees that accept their employment offer and to honor the promise made to millions of customers by assuming certain Sears’ liabilities relating to protection agreements issued by the Sears Home Services business, gift card liabilities and Shop Your Way points liabilities as described below.

Our proposal provides that Buyer would have the option to acquire Sears’ tax assets, the value of which we have incorporated into the Going Concern Proposal. Our Going Concern Proposal also assumes, consistent with the Debtors’ projections, that the amounts outstanding under the Debtors’ first lien ABL DIP facility will be no greater than $850 million at the time of closing the transactions contemplated herein.

2.

Consideration; Other Value. The total purchase price for our Going Concern Proposal would provide approximately $4.4 billion in total consideration to Sears, based on information provided by the Debtors. This consideration would comprise:

a.	$850 million in cash to be funded with the proceeds of a new $1.3 billion ABL facility described in the Debt Commitment;

b.	a credit bid of approximately $1.3 billion[1], consisting of:

i.	approximately $544 million in respect of certain owned real estate assets that are collateral under the Dove Loan Agreement;

ii.	approximately $231 million in respect of certain intellectual property and ground leases and related assets that are collateral under the IP/Ground Lease Loan Agreement;

iii.	approximately $559 million in respect of the acquired inventory and receivables that are collateral under the Second Lien Facilities and the FILO Facility;

c.	the roll-over of (and release of the Debtors with respect to) $501 million of senior indebtedness (up to $230 million of the Junior DIP facility and approximately $271 million of the L/C Facility);[2]

d.	the assumption of all of the outstanding liabilities of the SRC Entities, in the amount of approximately $592,000,000;

[1]

In the event that Buyer and its Affiliates are not the holder of all of the outstanding obligations under such first lien secured facilities as of the Closing Date, Buyer will pay to the applicable Debtors cash in the amount of any obligations owed to lenders other than Buyer or its Affiliates as of the Closing Date, to be held in separate segregated accounts of the Debtors. Any liens on such collateral purchased by Buyer shall attach to the proceeds from the sale held in such accounts. We currently expect that the amount of such cash may be up to approximately $220 million.

[2]	Buyer understands that the holders of the amounts outstanding under these facilities have consented, or will consent, to the above-described roll-overs.

December 28, 2018

e.

$35 million in cash and rights to purchase up to $100 million of non-voting securities of Buyer as consideration for the release of ESL and certain ESL-related parties from certain liabilities as described further below; and

f.

the assumption of the Debtors’ liabilities with respect to (i) protection agreements issued by Sears Homes Services, (ii) certain gift cards and (iii) accrued points under the Shop Your Way program, in each case on terms to be agreed with the Debtors. We estimate these liabilities to be approximately $1.1 billion.

Over the last several years, ESL has extended more than $2.4 billion of secured financing to the Debtors, which has enabled Sears to continue operations and seek to implement its transformation plan, while significantly reducing the exposure of the Debtors’ other creditors (including Sears’ pension plan). These secured financings were approved by Sears’ board of directors (comprised of a majority of directors independent from management and the company) and also approved by the Related Party Transactions Committee comprised of independent directors and advised by separate and independent financial and legal advisors. As the holder of valid and enforceable liens and claims, the Going Concern Proposal is conditioned on (1) confirmation of Buyer’s right to credit bid the secured debt in the amounts described herein (and without any requirement to cash collateralize or otherwise backstop any portion of the credit bid) and (2) a full release by the Debtors of ESL and certain ESL-related parties from any liability related to any prepetition transactions involving ESL. To the extent any parties are challenging Buyer’s credit bidding capability for any reason, Buyer requests that such challenges are adjudicated to conclusion at or prior to the sale hearing with regard to the asset purchases.

3.

Required Approvals. We anticipate that the consummation of the transactions described in this letter will require expiration or early termination of any waiting periods under the Hart Scott Rodino Antitrust Improvements Act of 1976, and we are ready to make all necessary filings in a timely manner as further described in the Asset Purchase Agreement. To the extent any other governmental or other regulatory approvals are required to purchase the assets described herein, we commit to pursue such approvals as expeditiously as possible, subject to the reasonable assistance of Sears and its applicable advisors. Buyer will cooperate with the Debtors to provide pertinent factual information regarding Buyer’s operations as reasonably required to analyze issues arising with respect to any applicable antitrust laws and other applicable regulatory requirements.

4.

Financial Wherewithal. We are separately providing executed copies of a debt commitment letter from the lenders named therein (the “Debt Commitment”) and an equity commitment letter from ESL (the “Equity Commitment”) to Debtors’ counsel. Upon receipt of the funds described in the Debt Commitment and the Equity Commitment, Buyer will have sufficient funds available to consummate the transactions contemplated by our Going Concern Proposal.

As you will note, the Debt Commitment includes certain conditions that are not typical for acquisition financings, including a requirement that a $175 million secured real estate loan be funded at closing. We intend to work expeditiously with the lenders to satisfy these conditions as soon as possible. ESL has committed to provide one-half of real estate secured loan (and we have provided Debtors’ counsel a copy of a commitment letter for that amount) and we currently expect that other lenders will provide the balance of the commitment in the near term. As a result of these unusual conditions, the Asset Purchase Agreement contains a condition related to the availability of debt financing. We would expect to eliminate this condition at the time the foregoing conditions are satisfied.

We are separately providing to Debtors’ counsel (i) a letter executed by the administrative agent for the Dove Loan Agreement that is included in the credit bid authorizing such credit bid, and (ii) a letter executed by the collateral agent for the Second Lien Facilities authorizing the credit bid of the second lien debt.

5.

Allocation. The allocation of the proposed consideration to each category of purchased asset (including the inventory and receivables, real estate, intellectual property and ground lease collateral, and the unencumbered assets) is set forth under Item 2 above. Our proposed allocation of value with regard to the proposed purchases of the SRC Entities outside of the bankruptcy process are also noted above.

December 28, 2018

6.

Alternative Bid Proposal. As noted above, we have allocated very considerable value to the benefits of preserving Sears as an integrated business that would include both its retail and non-retail components. If we were required to bid on the different component assets separately, the aggregate consideration we would be prepared to offer would be significantly less than we have submitted in our Going Concern Proposal. While we strongly believe that our Going Concern Proposal will provide the best outcome for the Debtors and their creditors and other stakeholders, we also are submitting bids with respect to individual assets in the event that our Going Concern Proposal is not declared a “Qualifying Bid” and subsequently accepted. Accordingly, we are submitting bids to purchase the following assets at the following purchase prices pursuant to the Alternative Asset Purchase Agreement separately provided to Debtors’ counsel (the “Alternative APA”) solely in the event that the Going Concern Proposal is not qualified or accepted (the “Alternative Proposal”):

a.	Innovel: $5 million in cash, conditioned on the continued operation of at least 250 stores as a going concern;

b.	Sears Home Services:

i.

For substantially all of this business (including Parts Direct, the in-home repair business and assignment and assumption of the Assurant and Cross Country Home Services agreements, but excluding any assumption of liabilities related to protection agreements ): $25 million, conditioned on the continued operation of at least 250 stores as a going concern; and

ii.	For only the Parts Direct business: $5 million plus 50% of the value of the Parts Direct inventory acquired at closing.

c.	Shop Your Way (data and IP only; excludes any assumption of liabilities with respect to accrued points under the program): $100,000 in cash;

d.

Certain intellectual property, including the “Sears” marks and the rights to receive royalties with respect thereto, secured by the IP/Ground Lease Loan Agreement: credit bid of approximately $150 million;

e.	Certain real estate assets, including ground leases, as described in the indication of interest submitted pursuant to the Real Estate Process Letter on the date hereof.

The Equity Commitment also provides that Buyer will have available cash to consummate the purchases of any or all of the assets described above. The Alternative Proposal and the Alternative APA are being provided solely in the event that the purchase of substantially all of the assets of the Debtors as described above is not consummated, and solely for the purpose of establishing Buyer as a qualified bidder in such circumstance. Under no circumstance will we be obligated to enter into both the Alternative APA and the Asset Purchase Agreement or to make any duplicative payments for any of the assets described herein or therein.

7.

Good Faith Deposit. We have deposited $3,010,000 in cash with the Escrow Agent selected by the Debtors, which represents our estimate of 10% of the cash component of Buyer’s Alternative Proposal. Subject to confirmation from the Debtors that they are prepared to declare our Going Concern Proposal as a “Qualifying Bid” pursuant to the Bidding Procedures, Buyer is prepared to deposit additional cash with the Escrow Agent, which, together with the amount previously deposited, would represent 10% of the cash component of the Going Concern Proposal.

8.

Representations and Warranties. Buyer affirms that it has had an opportunity to conduct any and all due diligence regarding the assets described in this letter. Buyer confirms that it and ESL have relied solely upon their own independent review, investigation, and/or inspection of the relative documents and the assets in submitting this letter and did not rely on any written or oral statements, representations, promises, warranties, or guaranties whatsoever, whether express or implied, by operation of law or otherwise, regarding the assets described in the Asset Purchase Agreement or the Alternative APA or the completeness of any information provided in connection therewith, except as expressly stated in the representations and warranties contained in the Asset Purchase Agreement or the Alternative APA. We have not engaged in any collusion with respect to the submission of this letter. The Going Concern Proposal and the Alternative Proposal are not subject to any diligence contingencies of any kind.

December 28, 2018

Based on the foregoing and our familiarity with the business of the Debtors, we are confident that it can move quickly towards the consummation of a transaction as soon as possible following the conclusion of the auction and approval by the Bankruptcy Court.

We have retained Moelis & Company as financial advisor and Cleary Gottlieb Steen & Hamilton LLP as legal counsel. Please feel free to reach out to any of the below regarding this letter.

Lawrence S. Chu	Christopher E. Austin
Moelis & Company	Benet O’Reilly
(212) 883-4588	Sean A. O’Neal
LC@moelis.com	Cleary Gottlieb Steen & Hamilton LLP
(212) 225-2000
CAustin@cgsh.com
BOReilly@cgsh.com
SOneal@cgsh.com

This letter reflects our formal and binding offer for the assets on the terms and subject only to the conditions set forth in the Asset Purchase Agreement or the Alternative APA (as the case may be). We agree to serve as a back-up bidder to the extent the Going Concern Proposal or the Alternative Proposal (as the case may be) is selected as the next highest or next best bid after another successful bidder. We waive any claim or right to assert any substantial contribution administrative expense claim under section 503(b) of the Bankruptcy Code in connection with bidding for the Assets and/or participating in the Auction. We will not be entitled to any break-up fee and shall only be entitled to the expense reimbursement set forth in the Asset Purchase Agreement or Alternative APA (as the case may be) on the conditions set forth therein if agreed to by the Debtors and approved by the Bankruptcy Court.

If the Going Concern Proposal has not been determined to be a “Qualifying Bid” prior to 4:00 p.m., New York time, on January 4, 2019, the Going Concern Proposal and the executed Asset Purchase Agreement shall automatically terminate and be deemed withdrawn as of such time and notwithstanding anything to the contrary contained in this letter or any other document, none of Buyer, ESL or any of their respective affiliates or representatives shall have any further liability or obligation in respect of the Going Concern Proposal. If the Alternative Proposal has not been determined to be a “Qualifying Bid” prior to 4:00 p.m., New York time, on January 4, 2019, the Alternative Proposal and the executed Alternative APA shall automatically terminate and be deemed withdrawn as of such time and notwithstanding anything to the contrary contained in this letter or any other document, none of Buyer, ESL or any of their respective affiliates or representatives shall have any further liability or obligation in respect of the Alternative Proposal.

December 28, 2018

As always, we remain enthusiastic about the continuation of Sears as a going concern and its future potential. We hope this letter serves as the beginning of an exciting and transformative new chapter for Sears. We are available to discuss any of the foregoing at your convenience.

Very truly yours,

TRANSFORM HOLDCO LLC

/s/ Edward S. Lampert
Edward S. Lampert
Chief Executive Officer

cc:

Sears Holdings Corporation

Attn.:	Rob Riecker
Luke Valentino
Mohsin Meghji

Weil, Gotshal & Manges LLP

Attn:	Ray C. Schrock, P.C.
Jacqueline Marcus, Esq.
Garrett A. Fail, Esq.
Sunny Singh, Esq.

Bank of America, N.A., consultation party

Attn:	Stephen J. Garvin and Brian P. Lindblom

and

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:	Seth E. Jacobson, Esq.

Wells Fargo Bank, National Association, consultation party

Attn:	Joseph Burt

and

Choate, Hall & Stewart LLP

Attn.:	Kevin J. Simard, Esq.

Creditors’ Committee, consultation party

Attn:	Akin Gump Strauss Hauer & Feld LLP
Ira S. Dizengoff, Esq., Philip C. Dublin, Esq.,
Abid Qureshi, Esq., Sara L. Brauner, Esq.

[Enclosures]